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                            August 2, 2022

       Timothy Hannibal
       President and Chief Executive Officer
       SCWorx Corp.
       590 Madison Ave, 21st Floor
       New York, NY 10022

                                                        Re: SCWorx Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2022
                                                            File No. 333-266347

       Dear Mr. Hannibal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Brian Bernstein